SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severn-trent.com
Direct Line 44 121 722 4785
Direct Fax 44 121 722 4290
Our Ref DC/dc

19 October 2001

02 MAR 13 AM 8:50

02015767

The File Desk (Ref 822819)
Securities Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 205549
USA

SUPPL

Dear Sir/Madam

I enclose a copy of a Company announcement released today.

Yours faithfully,

John L Heather
Assistant Company Secretary

PROCESSED
MAR 29 2002
THOMSON
FINANCIAL

dlw 3/14

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

RNSDIP20011019174323
GENERIC

Generic Announcement

Number of reports in announcement:
Not Applicable

Company Name:
Severn Trent Plc

Full Issuer Name:
Severn Trent Plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
Yes

Contact Name:
David Chettle

Tel. No:
0121 722 4543

Announcement Given To Third Parties:
No

Amendment:
No

Headline:

Announcement Body Information:
On 19th October 2001, the Company was informed that the shareholding of Fidelity International Ltd (and its direct and indirect subsidiaries) in the Ordinary Shares of 65 5/19p each of Severn Trent Plc had decreased to 10,188,322 shares, representing 2.97% of the total issued share capital of that class.
Their interest in these shares is non-beneficial and the shares were acquired solely for investment purposes.

NNNN

RNSDIP20011019174323